SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K for the month of February, 2004

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒                         Form 40-F  ☐

Enclosures:

1.               Nokia Press Release, February 23, 2004
Nokia and Samsung join forces in bringing push to talk to mass market

2.               Nokia Press Release, February 23, 2004

Nokia unveils vision for future of business mobility

3.               Nokia Press Release, February 23, 2004

IBM and Nokia Take Mobility Deeper Into the Enterprise

4.               Nokia Press Release, February 23, 2004

Nokia’s Series 60 Platform Integrated with Motorola’s 3G Innovative Convergence Platform Showcased at 3GSM World Congress

5.               Nokia Press Release, February 23, 2004

Nokia and Texas Instruments Launch The First Series 60 GSM & GPRS Reference Implementation

6.               Nokia Press Release, February 23, 2004

Chinese handset manufacturer Lenovo chooses the Series 60 Platform

7.               Nokia Press Release, February 12, 2004
T-Mobile USA chooses Nokia equipment for network upgrades in a $300 million agreement

8.               Nokia Press Release, February 09, 2004

Nokia to acquire Psion plc’s shares in Symbian

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 1, 2004	Nokia Corporation

	By:	/s/ Ursula Ranin
		Name:	Ursula Ranin
		Title:	Vice President, General Counsel

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PRESS RELEASE

February 9, 2004

Nokia to acquire Psion plc’s shares in Symbian

Nokia today announced that it has started the process of enabling the transfer of Psion’s shares in Symbian to Nokia. Symbian, owned by a core group of mobile industry players with its independent governance structure, will continue to pursue its fair and non-discriminatory licensing business of the standards–based Symbian operating system (OS).

Continued innovation in services, applications and handsets is required for the growth in the mobile industry. This requires that all parties have the ability to differentiate and add value to their products and services while maintaining end-to-end interoperability. As a founder and shareholder, Nokia is determined to make further investment to support Symbian’s long-term success in the increasingly competitive wireless OS market. The decision to acquire Psion’s shares in Symbian is based on Nokia’s confidence in the Symbian OS as a core platform technology for advanced mobile devices.

The value of the transaction will derive from two parts. A fixed portion of £93.5 million (137.1 MEUR), and a variable payment of £0.84 (1.23 EUR) from Nokia to Psion for each Symbian OS device sold during 2004 and 2005. Upon completion of the transaction, Nokia estimates that its share in Symbian will increase from the current 32.2% up to approximately 63.3%.

“With its advanced and robust operating system, strong customer base and good relationships with operators, Symbian has successfully fulfilled the demanding technical requirements of mobile devices and the diverse needs of the market.  It is vital to sustain Symbian’s long-term market success in order to enable healthy competition in the OS market and to stimulate innovation throughout the value chain,” said Pertti Korhonen, Chief Technology Officer, Nokia.

“The Symbian OS has proven its flexibility as an OS platform capable of supporting the demanding needs of the industry. Good examples include the UIQ software platform, the Series 60 Platform, the FOMA UI (user interface) and a number of vendor specific implementations – all running on top of the Symbian platform. This flexibility has resulted in a rich variety of advanced mobile devices enabling both handset manufacturers and operators to differentiate their offerings,” he continued.

The intended transaction is subject to clearance by the competition authorities and approval by Psion plc’s shareholders. Nokia and Psion have started these processes. In addition, other shareholders have proportional pre-emption rights to participate in the acquisition of Psion’s shares. The completion of the transaction is expected to take place within the coming months.

In conjunction with Nokia’s announcement today, Psion has announced its decision to sell its stake in Symbian to Nokia and to focus on developing Psion Teklogix, its core business.

About Nokia

Nokia is the world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia is dedicated to enhancing people’s lives and productivity by providing easy-to-use and secure products like mobile phones, and solutions for imaging, games, media, mobile network operators and businesses. Nokia is a broadly held company with listings on five major exchanges.

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Media enquiries:

Nokia

Technology Communications

Tel. +358 7180 28244, +358 7180 73559

Nokia

Communications

Tel. +358 7180 34900

E-mail  press.office@nokia.com

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PRESS RELEASE

February 12, 2004

T-Mobile USA chooses Nokia equipment for network upgrades in a $300 million agreement

T-Mobile USA, the nation’s largest all digital GSM service provider, has expanded an existing agreement with Nokia for network equipment, software and services valued at $300 million.  Under the terms of the agreement, Nokia will provide next generation radio equipment, an expanded GPRS Core network, and implementation and optimization services.  Also, included in the agreement is Nokia’s network and service management system, Nokia NetAct™ including NetAct Traffica which will enhance T-Mobile’s real time network monitoring capabilities, improving network reliability and service to customers.  Deliveries will begin immediately.

“We continue to focus on providing a superior service for our customers, consistent with our Get Moreâ promise,” says Tim Wong, Executive Vice President and Chief Technology Officier of T-Mobile USA.  “Nokia equipment, software and services will ensure that we have the capacity and the capabilities to provide a consistent and reliable experience for our growing customer base.”

“We are very gratified to be continuing our role with T-Mobile, an extremely important operator in this key market,” says Robin Lindahl, Vice President & General Manager, Networks, Nokia.  “Building on almost ten years of close cooperation, we are very satisfied to again play an important role in T-Mobile’s success. The deal also highlights the close cooperation and global scale of our partnership with T-Mobile”

About T-Mobile USA

Based in Bellevue, Wash., T-Mobile USA, Inc. is a member of the T-Mobile International group, the mobile telecommunications subsidiary of Deutsche Telekom AG (NYSE: DT). T-Mobile operates the largest GSM/GPRS 1900 voice and data network in the country, reaching over 245 million people including roaming and other agreements. In addition, T-Mobile operates the largest carrier owned Wi-Fi (802.11b) wireless broadband (WLAN) network in the country, available in more than 2,800 public access locations including Starbucks coffeehouses, Borders Books and Music, Kinko’s, airports and American Airlines Admirals Clubs, United Red Carpet Clubs and Delta Air Lines Clubs. T-Mobile is committed to providing the best value in wireless service through its GET MORE® promise to provide customers with more minutes, more features and more service than any other wireless provider.

For more information, visit the company web site at www.t-mobile.com.

About Nokia

Nokia is the world leader in mobile communications.  Backed by its experience, innovation, user-friendliness and secure solutions, the company has become the leading supplier of mobile phones and a leading supplier of mobile, fixed broadband and IP networks.  By adding mobility to the Internet Nokia creates new opportunities for companies and further enriches the daily lives of people.  Nokia is a broadly held company with listings on five major exchanges.

Media Enquiries:

Communications

Networks, Nokia

Tel. +358 7180 38198

E-mail: networks.communications@nokia.com

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Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

Riitta Mård

Nokia USA, Communications

Tel. +1 972 894 4573

E-mail: communication.corp@nokia.com

Industry Analysts please contact:

Virve Virtanen

Nokia USA

Tel. +1 972 894 6331

E-mail: virve.virtanen@nokia.com

www.nokia.com

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PRESS RELEASE

February 23, 2004

Chinese handset manufacturer Lenovo chooses the Series 60 Platform

February 23, 2004, 3GSM World Congress, Cannes, France - Nokia and Legend Group Limited (Lenovo), the leading IT Corporation and mobile handset manufacturer in China, today announced a licensing agreement for the Series 60 Platform. Series 60 is handset software for advanced mobile devices, optimized for the Symbian operating system (OS).

Mr. George He, Senior Vice President and Chief Technology Officer, Lenovo said: “ Lenovo with its technology, products and solutions, including mobile devices, is a company and brand well known for its leading-edge innovativeness in application development and sophisticated, techie-savvy solutions. Lenovo’s smart mobile devices implementing our technology vision of Collaborative Application will bring true value to end users in various domains. The Series 60 Platform as an open and industry interoperable platform best supports our innovations and product differentiation. It will provide Lenovo with one of the most optimal software platforms in the very competitive Chinese handset market.”

“We have worked closely together with Lenovo in developing the Series 60 Platform and product creation process for the highly specific market needs where product and application differentiation and fast time-to-market carry significant value,” said Pertti Korhonen, Chief Technology Officer, Nokia.

Legend (Lenovo) will license Series 60 based on the new Complete Design Model Nokia offers to mobile handset manufacturers. The Complete Design Model will improve the possibility of the licensees rapidly bring out their Series 60 based products by leveraging the fast product creation process and the Series 60 Product Creation Community. Nokia introduced the Complete Design Model today in their press conference at 3GSM World Congress in Cannes, France.

Series 60 is currently one of the leading smart phone platforms in the world. It is licensed by some of the foremost mobile phone manufacturers including Lenovo, Siemens, Samsung, Panasonic, Sendo and Nokia. The success of the platform among the licensees leads to a large Series 60 device base and a diverse product portfolio. The licensees, together with operators and developers, drive innovation into the platform exploiting their vast experience and expertise in the mobile communication industry. This relentless innovation enhances the solid competitiveness of the Series 60 Platform

The Series 60 Platform encompasses the software, user interface (UI) and applications necessary to create a smart phone. Optimised for the Symbian OS, the Series 60 Platform strives to enable significant creativity and differentiation by licensees. In addition, the common software platform ensures interoperability and application compatibility between the different licensees smart phones. For more information, please visit www.series60.com.

About Nokia

Nokia is the world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia is dedicated to enhancing people’s lives and productivity by providing easy-to-use and secure products like mobile phones, and solutions for imaging, games, media, mobile network operators and businesses. Nokia is a broadly held company with listings on five major exchanges.

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About Lenovo

Legend Group Limited (Lenovo) KSE stock code: 992; ADR stock code: LGHLY) is the largest IT enterprise in China boasting a diverse business profile.  The Group’s own brand PCs have been the best seller in China since 1997, commanding a market share of about 27% in 2002.  Lenovo PCs also tops the bestseller list in the Asia Pacific region (excluding Japan) with a market share of 12.7%. The Group was listed on the Hong Kong Stock Exchange in 1994, and is a constituent stock of the Hang Seng Index. Its American Depositary Receipts are currently being traded in the United States.  For more information, please visit: www.lenovo.com

Media enquiries:

Nokia

Technology Communications

Tel. +358 7180 28244

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

www.series60.com

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PRESS RELEASE

February 23, 2004

Nokia and Texas Instruments Launch The First Series 60 GSM & GPRS Reference Implementation

First commercially available Reference Implementation for the Series 60 Platform reduces mobile phone development costs and significantly cuts down time to market

February 23, 2004 -3GSM World Congress, Cannes, France — Nokia (NYSE: NOK), and Texas Instruments Incorporated (NYSE:TXN) (TI) today introduced the first pre-integrated and validated Series 60 Reference Implementation based on TI’s OMAP™ processor-powered reference design. The Reference Implementation is available immediately to Series 60 licensees.

Today’s announcement is the result of Nokia and TI’s collaboration combining their technology expertise. As an extension of this first-pass success, Nokia and TI are working together to extend this Reference Implementation to key wireless standards, such as EDGE, CDMA2000 and UMTS.

“The Reference Implementation work we started a year ago had two clear targets:  provide shorter time-to-market and deliver better cost-efficiency for our customers. We estimate that the Reference Implementation will enable Series 60 Platform licensees to cut development costs by approximately one third and decrease time-to-market by many months,” said Antti Vasara, Vice President of Technology Marketing and Sales, Technology Platforms, Nokia. “More importantly, the Reference Implementations will also minimize the time it takes for any customer to launch its phone product to market thanks to the high quality software release.”

“Thanks to TI’s size- and cost-optimized OMAP730-powered reference design and Nokia’s unique Series 60 Platform offering, the Reference Implementation is a major step forward in the development of high-volume smartphones,” said Alain Mutricy TI, Vice President and General Manager, Cellular Systems. “This combination of expertise once again enables the acceleration of innovation as well as new generations of differentiated mobile devices.”

The Reference Implementation is the result of a collaboration effort to adapt, optimize and integrate the Series 60 Platform with TI’s OMAP730-powered reference design and Symbian OS™. Leveraging the Series 60 ecosystem, the overall system validation was performed and validated by Elektrobit Group, PLC, one of the first Series 60 Platform Boutiques, announced today. Elektrobit contributed by providing the key services in integration of software and hardware, and the testing of the implementation.

Texas Instruments’OMAP730 highly integrated processor includes both the modem and the application engines on a single chip. As part of its reference design, TI also provides the protocol stack software, the analog baseband, the power management devices as well as the quad-band direct-conversion RF.

Series 60 is currently the leading smart phone platform in the world. It is licensed by some of the foremost mobile phone manufacturers including Samsung, Sendo, Siemens, Panasonic and Nokia. The success of the platform amongst the licensees ensures a large Series 60 device base and a diverse product portfolio. The licensees, together with operators and developers, drive innovation into the platform exploiting their vast experience and expertise in the mobile communication industry. This relentless innovation assures the solid competitiveness of the Series 60 Platform. For more information, please visit www.series60.com.

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About Nokia

Nokia is the world leader in mobile communications.  Backed by its experience, innovation, user-friendliness and secure solutions, the company has become the leading supplier of mobile phones and a leading supplier of mobile, fixed broadband and IP networks.  By adding mobility to the Internet Nokia creates new opportunities for companies and further enriches the daily lives of people.  Nokia is a broadly held company with listings on five major exchanges.

About Texas Instruments

Texas Instruments Incorporated provides innovative DSP and analog technologies to meet our customers’ real world signal processing requirements. In addition to Semiconductor, the company’s businesses include Sensors & Controls, and Educational & Productivity Solutions. TI is headquartered in Dallas, Texas, and has manufacturing, design or sales operations in more than 25 countries.

Texas Instruments is traded on the New York Stock Exchange under the symbol TXN. More information is located on the World Wide Web at www.ti.com http://www.ti.com.

Trademarks:

All registered trademarks and other trademarks belong to their respective owners.

Media enquiries

Nokia

Technology Communications

Tel. +358 7180 28244

Nokia,

Communications

Tel. +358 71800 8000

E-mail: press.office@nokia

www.nokia.com

Texas Instruments,

Marie-Helene Raynaud

Tel. +33(0)4 93 22 26 44

Email: mh-raynaud@ti.com

www.ti.com

Safe Harbor Statement:  Statements contained in this press release by TI regarding the growth and development in mobile products and mobile markets and other statements of management’s beliefs, goals and expectations may be considered “forward-looking statements” as that term is defined in the Private Securities Litigation Reform Act of 1995, and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by these statements.  The following factors and the factors discussed in TI’s most recent Form 10-K could cause actualresults to differ materially from the statements contained in this pressrelease: market demand, development of alternative competing solutions. We disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.

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PRESS RELEASE

February 23, 2004

Nokia’s Series 60 Platform Integrated with Motorola’s 3G Innovative Convergence Platform Showcased at 3GSM World Congress

First Full-Featured Series 60 Platform for 3G Devices based on Symbian OS Validated and Ready for Deployment

February 23, 2004, 3GSM World Congress, Cannes, France –Nokia, Motorola, Inc. and Teleca are demonstrating the wireless industry’s first full-featured smartphone reference design for WCDMA technology by integrating the Series 60 Platform and Symbian OS with Motorola’s i.300-20 Innovative Convergence™ platform. The reference design is being showcased at the 3GSM World Congress in Cannes, France.

The demonstration will showcase rich 3G services including web browsing, audio and video downloading and playback and voice calling in a network-ready device on a 3G network. Motorola’s mature 3G technology has received broad developer and industry support, providing a ready-to-deploy solution to Series 60 licensees who will develop 3G mobile devices.

The reference platform was designed and validated by Teleca, a Series 60 Platform Boutique and an integrator with extensive experience in the 3G market. Motorola provided its i.300 hardware and software platform while Nokia provided its applicable Series 60 user interface.

“The 3G reference design will enable Series 60 licensees to ease the development of future smartphones and fully concentrate on product and application differentiation. Time-to-market and an ability to differentiate will be crucial in the 3G market that will provide manufactures and operators with the extensive volume opportunity of the mobile industry,” said Antti Vasara, Vice President of Technology Marketing and Sales, Technology Platforms, Nokia.

By integrating Motorola’s i.300 platform with the Series 60 Platform, mobile handset manufacturers will be able to bring full-featured smartphones quickly to market, which will help speed the generation of revenue for operators. This combination strives to solve the time to market bottleneck by reducing developers’ resource requirements for software integration, while aiming at reducing risk and the costs of this development.

The i.300-20 Innovative Convergence Platform is a comprehensive and flexible platform that provides device developers with the silicon, software, and support needed to build feature-rich multimedia phones and video-communicators. With the i.300-20 platform, products will have highest data speeds, as well as deliver mobile voice, images, data and video communications capabilities.

The Series 60 platform is currently the leading smartphone platform in the world. It is licensed by some of the foremost mobile phone manufacturers in the world including Panasonic, Nokia, Samsung, Sendo and Siemens. The Series 60 Platform encompasses the software, user interface (UI) and applications necessary to create a smartphone. Together with the i.300 platform, mobile handset manufacturers will have a reference design to rapidly build and bring 3G smartphones to market.

The 3G reference design Series 60 Platform and Symbian OS are available now for initial development with full validation scheduled for Q4, 2004.

About Nokia

Nokia is the world leader in mobile communications.  Backed by its experience, innovation, user-friendliness and secure solutions, the company has become the leading supplier of mobile phones and a leading supplier of mobile,

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fixed broadband and IP networks.  By adding mobility to the Internet Nokia creates new opportunities for companies and further enriches the daily lives of people.  Nokia is a broadly held company with listings on five major exchanges.

Media Enquiries:

Nokia

Technology Communications

Tel. +358 7180 28244

Nokia

Communications

Tel. +358 71800 8000

E-mail: press.office@nokia

www.nokia.com

www.series60.com

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PRESS RELEASE

February 23, 2004

IBM and Nokia Take Mobility Deeper Into the Enterprise

Companies to provide mobile solutions across industries

3GSM, Cannes, Feb 23, 2004 - Forging a tighter bond between the worlds of IT and communications, IBM and Nokia today announced that they will jointly deliver mobile solutions that enable greater workforce mobility.

The combination of Nokia’s Communicator platform and IBM’s mobile software offers increased functionality, such as instant messaging, increased personal productivity, ubiquitous connectivity and superior user experience of enterprise applications into the hands of mobile workers worldwide.

Initially targeted at sales and field force automation in the pharmaceutical, insurance and government industries, early implementers will include Pfizer, Ricoh and Daimler Chrysler. This will allow, for example, field personnel and sales representatives to access work orders and sales manuals from their company servers via Nokia communicators, provide faster and more efficient service, and reduce their cost of sales and services.

The solutions are powered by a mix of IBM software products optimized for the Nokia Communicator platform running on the Symbian Operating System. These include WebSphere Everyplace Access Client, WebSphere Everyplace Connection Manager Client, WebSphere Micro Environment, IBM Tivoli and Lotus Sametime Instant Messaging Client for the Nokia Communicator. These provide access to a wide range of enterprise backend systems, enabling users to maintain a seamless connection to critical information, and enable enterprises and service providers to securely extend a new class of high value applications and services to mobile users. IBM Global Services will provide system integration services for these solutions.

“IBM is committed to supporting a range of devices – on multiple operating systems. The Symbian OS is proving to be a robust enterprise platform for deployment of enterprise class devices,” said Gary Cohen, General Manager, IBM Pervasive Computing Division. “Today’s announcement with Nokia not only underscores the importance of Java in the device arena, it also reflects the importance companies are placing on wireless technology to help extend access to their enterprise applications and infrastructure.”

Together, Nokia and IBM have developed the extremely comprehensive Java ™ environment for the enterprise mobility including J2ME MIDP 2.0 and CDC Personal Profile 1.0 and several other mobile and wireless Java APIs. IBM WebSphere Micro Environment for the Symbian OS will provide a J2ME Personal Profile runtime environment in the new Nokia 9500 Communicator to enable middleware integration and the extension of enterprise services to the mobile space. Developers will be able to use a desktop Java Development Kit, which is compatible with the Java environment in the Nokia Communicator. This will enable them to extend their existing Java-based applications to the device by using the skills and resources they already have.

IBM is also tuning its WebSphere Studio Device Developer software tools to create an environment tailored for efficient development and optimization of enterprise applications that will run on the Nokia Communicators. In addition, IBM Tivoli mobile device solutions allow enterprise customers to extend the same system management software used to manage desktops, laptops and servers

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to mobile devices on demand through the Tivoli Provisioning Manager and Tivoli Configuration Manager products. This improves the efficiency of managing the business as mobile devices will be able to receive configuration setting and software application downloads on the fly, without relying on a hard-wired connection to a server or desktop.

“Pfizer has been a long standing customer of Nokia and IBM, utilising the previous Nokia Communicators with sales force automation tools developed by IBM,” said Elina Jaakovlew, Sales Director, Pfizer Finland. “We have been very pleased with lean functionality and increased productivity, as our sales force no longer needs visits to office for reporting or updating their sales data. This has also resulted in more effective customer contact. We are eager to explore the new Nokia Communicator platform and to port our solution on it. With enhanced functionality and easy-to-use security, we believe that the new Nokia 9500 Communicator will become an even more popular tool for our sales force.”

“Efficient maintenance service is essential to success in our business. Ricoh has discovered that equipping the photocopier field service personnel with the previous Nokia Communicators and field force automation tools from IBM has resulted in faster responsiveness to maintenance calls and more efficient routing and work scheduling. Our staff in the field gets their assignments sent directly to their Communicators, which they also use to report accomplished tasks and receive further instructions. We look forward to working with Nokia and IBM on the new Communicator family of products to further improve our efficiency,” said Claude Duvernay, Marketing and Communications Director, Ricoh.

This enterprise mobility platform gives enterprise software vendors, such as Siebel Systems, an opportunity to create more value for their clients in a mobile environment. For example Siebel Pharma, the pharmaceutical industry’s market leading sales force automation solution, can take an advantage of the unique capabilities and ubiquitous network connectivity of the new Nokia 9500 Communicator, launched today.

“The IBM software solutions for this platform enable organizations to give their employees a pervasive access to their Siebel CRM applications using IBM leading capabilities in wireless e-business. “ said Marty Sunde, Vice-President of Alliances at Siebel Systems. “We are delighted to extend our alliance with IBM to deliver this new breed of mobile CRM solution that will be key in an increasingly untethered world.”

“Nokia and IBM are a very complementary match when it comes to extending mobility into the enterprise,” said Niklas Savander, Senior Vice President, Nokia Enterprise Solutions. “We have a long-standing alliance that capitalizes on our respective strengths —Nokia as the leader in mobility and enterprise voice, and IBM as the leader in e-business solutions. We are very pleased to see that the joining of forces of IBM and Nokia brings a broad variety of applications, tools and solutions available to businesses worldwide. Together we have a compelling value proposition for mobilizing business critical processes and freeing workforces to reach new levels of productivity.”

About IBM

IBM is the world’s leading e-business company offering a wide range of services, solutions and technologies that help businesses take full advantage of emerging innovation. IBM’s pervasive computing and wireless strategy is to extend e-business applications to the new class of client devices. This involves building and implementing wireless applications, creating groundbreaking initiatives to set open industry standards; and deploying hundreds of wireless consultants. IBM has the ability to develop, integrate and deliver solutions to

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meet the requirements of Network Operators, Broadband Services Providers and municipal/regional government business and infrastructure requirements. IBM can be found on the Web at http://www-1.ibm.com/industries/wireless/ or contact us at wireless@uk.ibm.com

About Nokia

Nokia is the world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia is dedicated to enhancing people’s lives and productivity by providing easy-to-use and secure products like mobile phones, and solutions for imaging, games, media, mobile network operators and businesses. Nokia is a broadly held company with listings on five major exchanges.

Media Enquiries:

Nokia, Enterprise Solutions

Communications

Tel. +358 7180 34900

IBM

Evelien Vredeveld

Media Relations

Tel: + 31 0 20 513 5736

Email: evelien_vredeveld@nl.ibm.com

IBM

Geraldine Kan

Media Relations

Tel: + 1 914 766 1112

Email: gkan@us.ibm.com

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PRESS RELEASE

February 23, 2004

Nokia unveils vision for future of business mobility

Enterprise group plans to accelerate growth and “change the way people work,” benefiting companies, operators and vendors

3GSM CANNES—February 23, 2004— Nokia today announced a strategy for extending mobility to businesses of all sizes. Jorma Ollila, chairman and CEO of Nokia, and Mary McDowell, senior vice president and general manager of Nokia’s new Enterprise Solutions business group, outlined the plan in a press conference here, where the company also announced a new enterprise-grade Communicator platform (see separate release), as well as important new alliances with leading enterprise players.

“Every company, regardless of size, business philosophy, or geographical location, will benefit from mobility,” said McDowell. “Nokia’s approach is to take the best in mobility and marry it with the best of the IT world. We are selling productivity through enhanced mobility to businesses, and to the operator, we are offering a unique opportunity to increase revenues and addressable market size.”

The company already sells a full range of complete mobile voice, connectivity, and security solutions to businesses and institutions. These include enterprise optimised remote access gateways that integrate with leading mobile and fixed devices.

“In any organisation, there are different types of users ranging from the high-end power user through to the basic user,” McDowell stated. “Business mobility solutions to date have really only penetrated the high end-user community, which represents less than five percent of the average workforce. When only a small portion of the workforce has access to effective enterprise mobility solutions, return on investment (ROI) and operator profitability can’t reach their full potential. McDowell cited other critical success factors for growth. “With a variety of devices, networks, operating systems and applications, it is little wonder the majority of companies lack general mobility guidelines or a comprehensive management system. The diverse needs of the enterprise customer aren’t easily met by a one size fits all’ philosophy. Nokia offers a holistic gateway and device platform based approach, where we can deliver both real productivity enhancements for users, and cost control and security for IT.”

McDowell also reaffirmed Nokia’s long-term goal of becoming “the leader in enterprise mobility.” The shortest path to that end, she stated, involves migrating Nokia’s current leadership in enterprise voice to focus on application mobility, cost-efficient mobile voice, and secure mobile connectivity.

Near term, McDowell said Nokia’s opportunities included increasing device penetration and driving business ROI by delivering Nokia’s 6800 family of optimised devices, bundled mobile and fixed business solutions, value based services, business applications, mobile email and Personal Information Management (PIM), and web-enabled services—all while providing secure Intranet access. She also said the company was eager to start pilots of the new Nokia 9500 Communicator.

Beyond the enterprise customer, Nokia believes mobile operators stand to gain the most when business mobility takes off. According to the company, carriers will benefit from a larger addressable market, increased average revenue per user, compatibility and interoperability, roaming and inter-connecting networks, different service and alliance models, and higher device volumes. Operators will also be the clearinghouse to deliver a single bill and service level. Nokia business optimised devices, enabled with email, PIM, and calendar functionality provide operators with an opportunity to significantly expand the emerging mobile email market while growing the overall market.

From Nokia’s point of view, collaboration will be key. “Nokia’s success in the enterprise market clearly depends on our ability to work strategically with the right players,” McDowell stated. “We’re present at several layers of the IT stack, but Nokia needs to be competitive at each layer, alone or in collaboration.”

As part of this strategy, several Nokia alliances that support the new Communicator platform were announced or reaffirmed at 3GSM, including:

•                  A joint development plan with IBM to sell wireless solutions that enable greater workforce mobility (see separate release)

•                  Compatibility with Cisco’s wireless LAN IEEE 802.11 infrastructure and its many enterprise features.  “With the Nokia 9500 Communicator handsets embracing the Cisco Compatible Extensions program, Cisco and Nokia are working together to deliver highly secure voice and data over wireless LANs, enabling more enterprise customers to reap the many benefits of going wireless.” said Bill Rossi, vice president and general manager of Cisco’s Wireless Networking Business Unit.

•                  Collaboration with Symantec on a security client for the Nokia 9500 Communicator and other business devices. Nokia is working closely with Symantec to deliver an integrated client solution for Internet security that will provide an antivirus micro engine, firewall service, updating services and centralized over-the-air management. “Internet security is at the core of widespread enterprise mobile adoption,” said Matthew Moynahan, vice president of product management, client and host security at Symantec. “Nokia’s plan to offer Symantec’s integrated client security solutions on its Communicator platform will provide customers with much of the confidence they require to capitalize on creating an enhanced mobile workforce. Symantec is proud to be part of the industry leading team with which Nokia is collaborating.”

•                  Collaboration with Computer Associates to provide streamlined management of mobile devices, including automated configuration and inventorying—as well as support for the Nokia 9500 Communicator as an enterprise platform for CA management applications. “CA customers are starting to use Nokia business solutions in a broad range of business contexts,” said Louis Blatt, senior vice president, Unicenter enterprise management. “As a result of our collaboration, these customers will be able to reap maximum benefits from mobile technologies while minimizing their total cost of mobile infrastructure ownership.”

•                  Continued collaboration with Oracle to develop mobile enterprise solutions, including joint development of open solutions for Oracle’s Collaboration Suite, 9iAS Wireless, E-Business Suite, and compatibility between Nokia business devices and Oracle server platforms. “For over a year, Oracle has been working closely with Nokia to optimise the synergy between Oracle Collaboration Suite and the Nokia Communicator offerings,” said Jacob Christfort, CTO and Vice President of Product Development, Oracle Voice & Mobility Products.  “The latest Nokia Communicator offers exciting new functionality which will benefit users of both Oracle Collaboration Suite and Oracle E-Business Suite, as well as developers using the Oracle 10g Platform.”

•                  Continued collaboration with Hewlett Packard to enable bluetooth wireless connectivity to peripherals such as printers and projectors.

•                  Collaboration with SAP on SAP® solutions for mobile business on Nokia’s Communicator platform. “SAP recognizes the enterprise-class smart phone capabilities of Nokia’s new Communicator platform. We are confident that Nokia Communicator platform can address an increasingly important user segment in professional business environments,” said Peter Kirschbauer, Member of the Extended Management Board SAP AG. “Together with Nokia we look forward to investigating the new opportunities arising from the new platform.”

Further, Nokia said it is continuing to work closely with other leading enterprise vendors to bring mutually beneficial enterprise mobility solutions to market.

Symbian will also continue to be a key collaborator. “The powerful and purpose built for mobility Symbian operating system is making it possible to bring enterprise grade software applications to the mobile environment,” said McDowell. “At the same time, we will continue to support open standards and all our products will interoperate with other technologies and platforms, allowing mobile connectivity solutions to connect enterprise users to their personal and company information in a secure way.”

“Nokia is serious about business,” said McDowell. “Enterprises are clearly demanding mobile services. Wireless access to corporate networks, the emergence of broadband and wireless LAN, the maturity of new wireless devices such as the Nokia 9500 Communicator, the market maturity of technologies and services are all converging into a clear opportunity for the entire business mobility ecosystem. This is a tremendous opportunity to unlock business mobility for Nokia and its partners.

About Nokia

Nokia is the world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia is dedicated to enhancing people’s lives and productivity by providing easy-to-use and secure products like mobile phones, and solutions for imaging, games, media, mobile network operators and businesses. Nokia is a broadly held company with listings on five major exchanges.

Media enquiries

Nokia, Enterprise Solutions

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Email: press.office@nokia.com

Nokia

Communications

Tel: +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

PRESS RELEASE

February 23, 2004

Nokia and Samsung join forces in bringing push to talk to mass market

Nokia and Samsung today announced a cooperation agreement aimed at bringing Push to talk over Cellular (PoC) technology to the mass market.  Based on the cooperation, Samsung plans to introduce push to talk in several of its mobile terminal products during 2004 and 2005, utilizing Nokia’s PoC technology.

Nokia provides Samsung with its push to talk technology as well as interoperability testing and support.  Nokia’s push to talk technology is based on open specification and offers a smooth migration path to the upcoming OMA standard. Open specifications and standards based solutions are the key to ensure interoperability and mass market potential for push to talk.

“Nokia’s leading push to talk technology offers us a competitive platform for commercial push to talk terminal products”, says Andrew Park, Vice President, R&D, Samsung. “We are planning to introduce a number of push to talk capable terminals during 2004 and 2005. We believe that the open specifications supported by Nokia are the key to success in bringing this exciting feature to our customers globally”.

Nokia is also a member of the industry consortium that worked together on the PoC requirements that were submitted to the Open Mobile Alliance (OMA), where the actual standardization of PoC will take place, in August 2003. In October 2003, Nokia launched its carrier grade push to talk network products for early market entry. In November 2003, Nokia launched the world’s first push to talk GSM phone, the Nokia 5140. Nokia has been trialling its push to talk technology with over 30 operators globally.

“Leading operators worldwide have shown strong interest towards Push to talk and this year we will see commercial services deployed across the globe”, says Kai Öistämö, Senior Vice President, Mobile Phones, Nokia.  “In the future, we expect push to talk to become a standard feature in phones, just like short messaging is today”.

During 2004, Nokia will introduce a full range of push to talk capable GSM phones, including Symbian OS based smartphones. From 2005 onwards push to talk will become available for all Nokia GPRS/WCDMA phones.

With push to talk, mobile phone users can use their mobiles like walkie-talkies, communicating with a selected group or individual with the push of a single button. It is a new direct method for one-on-one or one-to-group communications. Push to talk is especially suited for cases where users need to communicate repeatedly but occasionally with the same group or individual.

About Nokia

Nokia is the world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia is dedicated to enhancing people’s lives and productivity by providing easy-to-use and secure products like mobile phones, and solutions for imaging, games, media, mobile network operators and businesses. Nokia is a broadly held company with listings on five major exchanges.

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About Samsung Electronics

Samsung Electronics Co., Ltd. is a global leader in semiconductor, telecommunications, flat panel display and digital convergence technology.  Samsung Electronics employs approximately 75,000 people in 89 offices across 47 countries.  The company is the world’s largest producer of CDMA mobile phones, memory chips, TFT-LCDs, monitors and VCRs.  Samsung Electronics consists of six main business units: Corporate Technology Operations, Digital Media Business, Telecommunication Network Business, Digital Appliance Business, Semiconductor Business, and LCD Business.

For more information, please visit http://www.samsung.com.

Media Enquiries:

Nokia, Multimedia

Communications

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Nokia

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Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

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